NXT ENERGY SOLUTIONS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

AND

INFORMATION CIRCULAR – PROXY STATEMENT

DATED APRIL 5, 2018

WITH RESPECT TO THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

WEDNESDAY, MAY 16, 2018

NXT ENERGY SOLUTIONS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON
WEDNESDAY, MAY 16, 2018

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of holders (the "Shareholders") of common shares (the "Common Shares") of NXT Energy Solutions Inc. (the "Company" or "NXT") will be held at

Norton Rose Fulbright Canada LLP

400 3rd Avenue SW, Suite 3700

Calgary, Alberta T2P 4H2

Telephone: 403.267.8222

At 10:00 am (Calgary time) on Wednesday, May 16, 2018 for the following purposes:

1.	to receive and consider the audited financial statements of the Company for the year ended December 31, 2017, the accompanying notes thereto, the Auditor's report thereon, and the Management's Discussion and Analysis in respect of the financial statements;
2.	to set the number of directors to be elected at the Meeting at five (5);
3.	to elect five (5) directors of the Company;
4.	to appoint KPMG LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing year at a remuneration to be determined by the Board of Directors (the "Board") of the Company;
5.	to consider and approve the Control Person Resolution, the full text of which is reproduced as Schedule "A" to the accompanying Information Circular dated April 5, 2018 (the "Information Circular");
6.	to consider and approve the Finder's Fee Paid in Cash Resolution, the full text of which is reproduced as Schedule "A" to the Information Circular;
7.	to consider and approve the Finder's Fee Paid in Common Shares Resolution, the full text of which is reproduced as Schedule "A" to the Information Circular; and
8.	to transact such other business as may be properly brought before the Meeting.

The specific details of the matters to be brought before the Meeting are set forth in the Information Circular which forms part of this Notice.

The Board has fixed April 3, 2018 as the record date (the "Record Date") for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta, this 5th day of April, 2018.

BY ORDER OF THE BOARD OF DIRECTORS
"George Liszicasz" Chairman and Chief Executive Officer

Important

Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to complete, date and sign the enclosed instrument of proxy and return it to Computershare Trust Company at 8th Floor, 100

University Avenue, Toronto, Ontario, M5J 2Y1, (facsimile: 1-866-249-7775) at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof.

Shareholders are cautioned that the use of mail to transmit proxies is at each Shareholder's risk.

NXT ENERGY SOLUTIONS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

This information circular ("Information Circular") is furnished to holders ("Shareholders") of common shares ("Common Shares") of NXT Energy Solutions Inc. (the "Company" or "NXT") by management of the Company in connection with the solicitation of proxies to be voted at the Meeting for the purposes set forth in the accompanying notice of meeting (the "Notice of Meeting").

The information contained in this Information Circular is given as at April 5, 2018, and all dollar figures are in Canadian dollars, unless indicated otherwise.

NOTICE-AND-ACCESS

The Company has elected to use the notice-and-access provisions (the "Notice-and-Access Provisions") under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for this Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to Shareholders by allowing NXT to post the Information Circular and any additional materials online.

Registered and non-registered/beneficial Shareholders will receive a paper copy of the Notice of Meeting, the form of proxy or voting instruction form (as applicable) and a notice-and-access notification ("Notice-and-Access Notification" and together with the Notice of Meeting and the form of proxy or voting instruction form, the "Securityholder Materials") which will include a website address whereat Shareholders can access this Information Circular and the audited annual financial statements of the Company for the most recently completed financial year, the accompanying notes thereto, the Auditor's report thereon, and the Management's Discussion and Analysis in respect thereof (the "Financial Statements"). If you are a non-registered/beneficial Shareholder and NXT or its agent, Computershare Trust Company, has sent the Securityholder Materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

SOLICITATION OF PROXIES

The enclosed proxy is solicited by and on behalf of the management of the Company. The persons named in the enclosed proxy form are directors or senior officers of the Company. A Shareholder has the right to appoint a proxyholder and one or more alternate proxyholders (who need not be Shareholders) to represent him or her at the Meeting and may do so either by inserting the name of such proxyholder(s) in the blank space provided in the proxy form or by completing another proper form of proxy.

The completed proxy form must be deposited:

•	at the offices of the Company at Suite 302, 3320 – 17th Avenue S.W., Calgary, Alberta, T3E 0B4, or
•	at the offices of Computershare Trust Company at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, (facsimile: 1-866-249-7775)

at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by officers, directors or employees of the Company. The cost of solicitation will be borne by the Company.

EXERCISE OF DISCRETION BY PROXYHOLDERS

The persons named in the accompanying form of proxy will vote for or against or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, the relevant Common Shares will be voted in favour of all matters set out in the proxy. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of the matters identified in the Notice of Meeting and with respect to other matters that may properly be brought before the Meeting. As of the date hereof, management of the Company knows of no such amendments, variations or other matters to be brought before the Meeting.

SIGNING OF PROXY

The form of proxy must be signed by the Shareholder or his duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer. A form of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate shareholder) should indicate that person's capacity (following his signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Company).

VOTING BY INTERNET

Shareholders may also use the website at www.investorvote.com to transmit their voting instructions (the "Voting Website"). Shareholders should have the form of proxy in hand when they access the website. Shareholders will be prompted to enter their "Control Number" located on the proxy. If Shareholders vote by internet, their vote must be received no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) preceding the Meeting or an adjournment of the Meeting. The Voting Website may be used to appoint a proxy holder to attend and vote on a Shareholder's behalf at the Meeting and to convey a Shareholder's voting instructions. Please note that if a Shareholder appoints a proxy holder and submits their voting instructions via the Voting Website and subsequently wishes to change their appointment, a Shareholder may resubmit their proxy and/or voting direction on the Voting Website prior to the deadline noted above. When resubmitting a proxy on the Voting Website, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted on the Voting Website by the deadline noted above.

REVOCABILITY OF PROXIES

A Shareholder who has submitted a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy.

A Shareholder may revoke a proxy by depositing an instrument in writing, executed by the Shareholder or by an authorized attorney or, if the Shareholder is a corporation, in its corporate name by a duly authorized officer or attorney thereof:

(i)	at the offices of the registrar and transfer agent of the Company, Computershare Trust Company, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof;
(ii)	at the offices of the Company at Suite 302, 3320 – 17th Avenue S.W., Calgary, Alberta, T3E 0B4, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof; or
(iii)	with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

In addition, a proxy may be revoked by the Shareholder executing another form of proxy bearing a later date and depositing same at the office of the registrar and transfer agent of the Company within the time period set out under the heading "Solicitation of Proxies", or by the Shareholder personally attending at the Meeting and voting its Common Shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders, as certain Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by a person whose name appears on the records of the Company as the registered holder of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a person by a broker, then, in almost all cases, those shares will not be registered in the person's name on the records of the Company. Such Common Shares will more likely be registered under the name of the person's broker or an agent of that broker.

In Canada, the vast majority of Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting such shares for the broker's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Securities are communicated to the appropriate person or that the shares are duly registered in their name.

Applicable Canadian regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically provides a scannable voting instruction form, in lieu of the form of proxy provided by the Company, and asks Beneficial Shareholders to return the voting instruction form to Broadridge. Alternatively, Beneficial Shareholders can either call their toll-free telephone number to vote their Securities or access Broadridge's dedicated voting web site at www.proxyvotecanada.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting – the voting instruction form must be returned to Broadridge or, alternatively, instructions must be received by Broadridge well in advance of the Meeting in order to have such shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend the Meeting as proxy holder for the registered Shareholder and vote their Common Shares in that capacity. A Beneficial Shareholder who wishes to attend the Meeting and indirectly vote his or her Common Shares as proxy holder for the registered Shareholder, should enter his or her own name in the blank space on the form of proxy provided to him or her and return the same to his or her broker (or broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

Management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, of any director or executive officer of the Company who has held office as such since the beginning of the Company's last financial year, any proposed nominee for election as director, or any associate or affiliate of any of the foregoing, in any matter to be acted on at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting of Common Shares – General

The Company is authorized to issue an unlimited number of Common Shares and as at the date hereof there are 62,826,176 Common Shares issued and outstanding, each of which carries the right to one vote at meetings of the Shareholders.

Only persons registered as holders of Common Shares as of the close of business on the April 3, 2018 Record Date are entitled to receive notice of and to vote at the Meeting, except that any person who acquires Common Shares from a Shareholder after that date may vote the shares so acquired if, not later than 10 days prior to the Meeting, that person makes a request to Computershare Trust Company to have his name included on the Shareholders' list for the Meeting and establishes that he owns the Common Shares.

As of the date hereof, to the knowledge of the directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of the Company's securities entitled to be voted at the Meeting, except as follows:

Name	Approximate Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed	Percentage of Holder's Shares to all Shares of the Class
George Liszicasz Calgary, Alberta	15,802,490 Common Shares	25.2%

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors (the "Board") of the Company, the only matters to be placed before the Meeting are those matters set forth in the accompanying Notice of Meeting. A simple majority of votes (50% plus one vote) is required to approve each of the known matters to come before the Meeting.

Financial Statements

The Financial Statements are available on our website at www.nxtenergy.com or on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

Election of Directors

The Board is currently composed of five directors. Management seeks the approval by the Shareholders to fix the number of directors to be elected at five. All of the nominees are currently members of the Board. Biographies highlighting the experience, attributes and qualifications of each director nominee can be found under the heading "Information on the Board and Director Nominees" below.

Each director elected will hold office until the next annual meeting of the Shareholders, unless his office is vacated earlier.

Management of the Company does not contemplate that any of the nominees will, for any reason, become unable or unwilling to serve as a director. However, if any change should occur prior to the Meeting, the persons named in the form of proxy reserve the right to vote for other nominees of their choice.

➢	Unless otherwise directed, it is the intention of management of the Company to vote proxies IN FAVOUR of setting the number of directors to be five.
➢	Unless otherwise directed, it is the intention of management of the Company to vote proxies IN FAVOUR of the election, as directors, of the nominees whose names are set forth below.

The Board believes that each director should have the confidence and support of the Shareholders of the Company. To this end, the Board has adopted a majority voting policy (the "Policy") whereby a director who receives more "withhold" than "for" votes must immediately tender his or her resignation, and the remaining Board members must determine whether or not to accept such resignation within 90 days (and will be required to accept the resignation absent exceptional circumstances). The Policy does not apply where an election involves a proxy battle i.e., where proxy material is circulated in support of one or more nominees who are not part of the director nominees supported by the Board.

Appointment of Auditor

The Company proposes to nominate the Company's existing auditors, KPMG LLP, Chartered Professional Accountants, to act as the Company's independent auditors, to hold office until the next annual meeting of the Shareholders with remuneration to be determined by the Board. KPMG LLP, Chartered Professional Accountants, were first appointed as the Company's auditor in 2006.

➢	Unless otherwise directed, it is the intention of management of the Company to vote proxies IN FAVOUR of the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of the Company, to hold office until the next annual meeting of Shareholders, at a remuneration to be determined by the Board of Directors of the Company.

Creation of a New "Control Person": Third Tranche of the Private Placement

On February 16, 2018, the Company entered into an agreement (the "Subscription Agreement") to complete a three-tranche private placement (the "Private Placement") under which Alberta Green Ventures Limited Partnership (the "Subscriber" or "AGV") committed to purchase 10,905,212 units of the Company (the "Units") at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416. Each Unit consists of one common share (a "Common Share") and one-third of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder to acquire one Common Share (a "Warrant Share") at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement.

The Private Placement will provide the Company with funding necessary to finalize ongoing contract negotiations for the deployment of our SFD® technology. Furthermore, the Company will contribute capital towards the development of additional revenue streams to more effectively utilize its data sales library through multi-client data sales and strategic partnerships with an aim of growing and stabilizing revenue generation moving forward.

AGV is an Alberta-based private equity venture capital limited partnership focused primarily on investing in companies developing and commercializing new technologies for the operational and environmental improvement of the energy sector.

The first tranche of the Private Placement closed on February 16, 2018 and the Company received approximately $4,310,500 in connection with the issuance of 4,665,043 Units. As a result of the closing of the first tranche, the Subscriber holds approximately 9.9% of the Company's 62,826,176 outstanding Common Shares (including the Common Shares to be issued upon exercise of the Warrants).

The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Common Shares and Warrant Shares issuable pursuant to the second and third tranches of the Private Placement subject to customary conditions, namely:

(i)	prior to completion of the second tranche of the Private Placement, clearance from the TSX with respect to the Personal Information Forms (the "PIFs") submitted by certain principals of the Subscriber prior to becoming an "Insider" (as such term is defined under applicable securities laws) of the Company, and
(ii)	prior to completion of the third tranche of the Private Placement, the receipt of Shareholder approval with respect to material affect the transaction would have on the control of the Company (insofar as the Subscriber would become a "Control Person" as such term is defined under applicable securities laws) as required under Section 604 of the TSX Company Manual.

The TSX advised the Company on March 23, 2018 it has cleared the PIFs and, as of the date of this Information Circular, closing of the second tranche of 5,538,203 Units for gross proceeds of approximately $5,117,300 is expected to occur prior to the Meeting, at which point the Subscriber will own a total of 10,203,246 Units representing approximately 19.9% of the Company's 68,364,379 outstanding Common Shares (including the Common Shares to be issued upon exercise of the Warrants). If approved by the Shareholders, the completion of the third tranche of the Private Placement will involve the issuance of 701,966 Units at a price of $0.924 per Unit, for gross proceeds of approximately $648,616 and will result in the Subscriber owning a total of 10,905,212 Units representing approximately 21.1% of the Company's 69,066,345 outstanding Common Shares (including the Common Shares to be issued upon exercise of the Warrants). The volume-weighted average price (the "VWAP") of the Common Shares on the TSX for the five trading days immediately preceding the date of this Information Circular was $1.214.

Upon closing of the third tranche of the Private Placement the Subscriber would become a "Control Person" as such term is defined under applicable securities laws. A person or company is determined to be a "Control Person" if the person or company holds a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer, and, if a person or company holds more than 20 per cent of the voting rights attached to all outstanding voting securities of an issuer, the person or company is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the issuer.

Representations and Warranties of the Subscriber

The Subscription Agreement giving rise to the Private Placement contains representations and warranties of the Subscriber to the Company which are customary for transactions of this type. The representations and warranties of the Subscriber relate to matters such as the following: independent legal advice; sources of information relating to the Private Placement; and the Subscribers residency, status, restrictions, obligations and qualifications especially with regard to applicable US and Canadian securities laws.

Trading Restrictions

Both the Common Shares and the Warrants issued in connection with the Private Placement are subject to a four-month and one day restricted hold period in Canada which will prevent such Common Shares from being resold in Canada, through a Canadian exchange or otherwise, during the restricted period. The Warrants will not be listed on the TSX.

Other Material Agreements – Investor Rights Agreement

In conjunction with closing the second tranche of the Private Placement, the Company and the Subscriber have agreed to enter into an investor rights agreement (the "Investor Rights Agreement") pursuant to which: (a) the Subscriber will have the right to nominate one director for election to the Board (subject to maintaining any equity ownership of at least 10% in NXT); (b) the Subscriber will be entitled to participate in future equity or convertible security offerings of NXT in order to maintain its pro rata equity interest in NXT (subject to maintaining any equity ownership of at least 10% in NXT); (c) the Subscriber will be entitled to a similar equity offering participation right in connection with certain new entities that may be created by NXT to expand the application of its proprietary technologies; and (d) the Subscriber will agree to an 18 month standstill from the closing date of the second tranche of the Private Placement and a 12 month restriction on dispositions of 75% of the securities acquired in the Private Placement.

As at the date of this Information Circular, the Subscriber has not yet identified a director nominee to the Company.

The Investor Rights Agreement contains representations and warranties which are customary for agreements of this type. The representations and warranties of the Company relate to matters such as the following: the organization, power and authority of the Company; the enforceability of the Investor Rights Agreement; required consents and approvals; and the absence of any conflict between the Investor Rights Agreement and applicable laws, the Company's constating documents, or any material agreement. The representations and warranties of the Subscriber relate to matters such as the following: the status of the Subscriber's general partner and the limited partnership; scope of business; the enforceability of the Investor Rights Agreement; required consents and approvals; the absence of any conflict between the Investor Rights Agreement and applicable laws, the Subscriber's constating documents, or any material agreement; and conduct of operations.

The Company intends to file a copy of the Investor Rights Agreement on SEDAR when it has been entered into. It will be available for review by the public at www.sedar.com.

Finder's Fee Agreement

In connection with the Private Placement, the Company entered into a finder's fee agreement (the "Finder's Fee Agreement") pursuant to which NXT has agreed to pay the finder (the "Finder") a fee (the "Finder's Fee") equivalent to 3% of the gross proceeds of the Private Placement as each tranche of the Private Placement is completed. The Finder's Fee Agreement stipulates that the Finder's Fee is payable in cash or Common Shares, to be determined by the Company in its sole discretion, subject to TSX and Shareholder approvals.

(i)                   Payment: Cash

As of the date of this Information Circular, the TSX was still assessing the relationship between the Finder and the Subscriber. If the TSX determines that the Finder is related to the Subscriber, the TSX will consider any Finder's Fee paid in cash to represent financial assistance by the Company for the benefit of the Subscriber, which effectively reduces the issue price for the securities purchased in the Private Placement from $0.924 per Unit to approximately $0.896 per Unit. Compared to the VWAP of the Common Shares on the TSX for the five trading days immediately preceding February 16, 2018 (the date the Finder's Fee Agreement was entered into) which was $1.148, the reduced price of $0.896 per Unit represents a 21.9% discount which exceeds the 20.0% maximum allowable discount under Section 607 of the TSX Company Manual. Therefore, if the TSX determines that the Finder is related to the Subscriber then the TSX will require the Company's Shareholders approve the payment of the Finder's Fee in cash. Should the Shareholders not approve the payment of the Finder's Fee in cash, the compensation payable in cash to the Finder will be reduced to a maximum of $69,794 which, when applied to the price of the Units being purchased in connection with the Private Placement, would effectively reduce the price to $0.918 per Unit (a 20.0% discount to the VWAP of the Common Shares on the TSX for the five trading days immediately preceding February 16, 2018) – a discount within the acceptable range not requiring approval from the Shareholders. If the TSX determines that the Finder is not related to the Subscriber, but the Shareholders do not approve payment of the Finder’s Fee in Common Shares, the Company will restrict payment of the Finder’s Fee to cash only.

(ii)                 Payment: Common Shares

Should the Company decide to pay the Finder's Fee in Common Shares, the number of Common Shares to be issued will be calculated accordingly:

# of Common Shares to be issued	=	3% of the gross proceeds from the Private Placement
VWAP of the Common Shares on the TSX for the five days immediately preceding the date the Finder's Fee becomes payable

The table below illustrates certain pricing and dilution scenarios with respect to the Finder's Fee payable for each completed tranche of the Private Placement:

	Completion Date	5-Day VWAP	Gross Proceeds	Finder's Fee – Cash	Finder's Fee – Common Shares	Ownership / Dilution (1)
Tranche 1	February 16, 2018	$1.15	$4,310,500	$129,315	112,649	0.2%
Tranche 2	Prior to the Meeting (2)	$1.21(3)	$5,117,300	$153,519	126,420 (4)	0.2%
Tranche 3	May 16, 2018 (5)	$1.21(6)	$648,616	$19,458	16,024 (7)	0.0%
Total			$10,076,416	$302,292	255,093(8)	0.4%

Notes:

(1)	Calculated as a percentage of the Company's outstanding Common Shares on a pre-transaction, non-diluted basis (i.e. not including the Common Shares issued or issuable in connection with the Private Placement of 10,905,212 Units).
(2)	Expected completion date of the second tranche of the Private Placement.
(3)	Unknown as of the date of this Information Circular – VWAP of the Common Shares on the TSX for the five trading days immediately preceding the date of this Information Circular used instead.
(4)	Calculated using the VWAP of the Common Shares on the TSX for the five trading days immediately preceding the date of this Information Circular.
(5)	Expected completion date of the third tranche of the Private Placement, pending approval from the Shareholders.
(6)	Unknown as of the date of this Information Circular – VWAP of the Common Shares on the TSX for the five trading days immediately preceding the date of this Information Circular used instead.
(7)	Calculated using the VWAP of the Common Shares on the TSX for the five trading days immediately preceding the date of this Information Circular.
(8)	Calculated using (i) for the first tranche of the Private Placement, the actual VWAP of the Common Shares on the TSX for the five trading days immediately preceding February 16, 2018, and (ii) for the second and third tranches of the Private Placement, the VWAP of the Common Shares on the TSX for the five trading days immediately preceding the date of this Information Circular.

Shareholder Approval

Shareholders are being asked to approve resolutions with respect to (i) the creation of a new "Control Person" in connection with the completion of the third tranche of the Private Placement (the "Control Person Resolution"), (ii) the payment of the Finder's Fee in cash to a related party of the Subscriber, if required by the TSX (the "Finder's Fee Paid in Cash Resolution"), and (iii) the payment of the Finder's Fee in Common Shares (the "Finder's Fee Paid in Common Shares Resolution"). These resolutions must be passed by a simple majority of 50% plus one of the votes properly cast by disinterested Shareholders voting in present or by proxy at the Meeting. Any votes attached to the Common Shares currently held by the Subscriber and its affiliates and associates (as interested shareholders) will be excluded from the calculation of such approval. Assuming the following remains true as of the date of the Meeting, the only votes to be excluded will be those held by the partners of the Subscriber as, to the Company's knowledge, there are no other Shareholders who are a "related party" to the Subscriber, nor any persons acting jointly or in concert with the Subscriber at this time. As of the date hereof, the Subscriber holds 4,665,043 Common Shares.

Recommendation of the Company's Board of Directors

The Board has reviewed and considered the Private Placement, the Subscriber's Subscription Agreement received in connection with the Private Placement, and the creation of the Subscriber as a new "Control Person" of the Company and, after undertaking such a review, the Board unanimously resolved to approve the third tranche of the Private Placement, the creation of a new "Control Person", and the payment of the Finder's Fee in either cash or Common Shares, to be determined in the Company's sole discretion.

➢	Unless otherwise directed, it is the intention of management of the Company to vote proxies IN FAVOUR of the resolutions approving the creation of a new "Control Person" and the payment of the Finder's Fee in cash or Common Shares, substantially in the form attached hereto as Schedule "A".

INFORMATION ON THE BOARD AND DIRECTOR NOMINEES

Name and Municipality of Residence	Office(s) Currently Held	Principal Occupation or Employment for the Last Five Years	# of Shares Beneficially Owned (1)	Year became a Director
George Liszicasz Calgary, Alberta Canada Age 64	Chairman, Chief Executive Officer, President and Director	Mr. Liszicasz is the inventor of the SFD® Technology and has been Chairman and Chief Executive Officer since the Company's inception in 1996. Mr. Liszicasz' primary responsibilities, as the President and CEO, are to oversee all operations and to further develop the SFD® technology. He holds an Electronics Engineer degree from the Landler Jeno Technitken in Hungary in 1973 and studied general sciences at the University of British Columbia between 1979 and 1983. Mr. Liszicasz has extensive R&D body of work with various technologies, and 52 inventions.	15,802,490 Common Shares	1996
Charles Selby Calgary, Alberta Canada Age 61	Director [2,3,5,6]

Mr. Selby holds a B. Sc. (Hons) in Chemical Engineering, a J.D. degree and is a registered Professional Engineer in the Province of Alberta. He previously practiced law for two large Canadian law firms specializing in securities and corporate finance matters and remains a member of good standing with the Bar. He has served on the board and in management of a number of reporting issuers including Arakis Energy, which has operations in the Sudan, and other issuers in the oil and natural gas industry.

He is currently the Chairman and CEO of Montana Exploration Corp. (formerly AltaCanada Energy Corp.), an oil and gas company listed on the TSX-V, and is the president of Caledonian Royalty Company, Caledonian Global Company and Caledonian Midstream Company, private entities which are involved in oil & gas production and the midstream business.

Mr. Selby is the Lead Independent Director of NXT.  He is also Chair of NXT's Compensation Committee and a member of the Audit, Disclosure, and Strategic Planning Committees.

Mr. Selby also served as the Company's interim CFO from December 2017 to January 2018.

			408,161 Common Shares	2006

Thomas E. Valentine Calgary, Alberta Canada Age 56	Director [3,4]

Mr. Valentine is a Partner with Norton Rose Fulbright Canada LLP, where he has practiced law, both as a Barrister and a Solicitor, since his call to the Bar in 1987. He is a member of the firm's Energy and Infrastructure Practice Group and is involved in energy and energy related matters throughout the Middle East, North Africa, the CIS, Asia and South America.

Mr. Valentine is a member of the Board of Directors of Touchstone Exploration Inc., and formerly was a director of two other Canadian public companies, Calvalley Petroleum Inc. (to May 2015) and Veraz Petroleum Ltd.

Mr. Valentine holds a BA from the University of British Columbia, a LLB from Dalhousie University, and a LL.M. from the London School of Economics.

Mr. Valentine is the Chair of the Board's Governance Committee and a member of the Compensation Committee.

		Nil	2007
John Tilson Montecito, CA USA Age 74	Director [2,3,4,6]

Mr. Tilson is retired, and after obtaining MBA and CFA designations, had a distinguished career as an analyst, portfolio manager, and advisor in the US investment and financial industry with such firms as Sutro & Company and EF Hutton & Company. Mr. Tilson joined Roger Engemann and Associates in 1983 when assets under management were roughly US$160 million. During his tenure there, the Pasadena Group of Mutual Funds was started, with Pasadena Capital Company formed as the holding company for the mutual funds and investment management business. After working as an analyst and portfolio manager, John later became Executive Vice President & Managing Director of Pasadena Capital Company. Assets under management had grown to over US$5 billion by the time the firm was sold to Phoenix Companies in 1997. Mr. Tilson later retired in 2005.

From 2006 to 2012 Mr. Tilson was a member of the Board of Trustees, including three years serving as VP and Chairman of the long-range planning committee, for Lotusland, a Santa Barbara non-profit organization established by Madame Ganna Walska.

Mr. Tilson is the Chair of the Board's Strategic Planning Committee, and a member of the Compensation, Governance and Audit Committees.

		2,833,748 Common Shares	2015

Bruce G. Wilcox New York, NY USA Age 63	Director [2,4,5,6]

Mr. Wilcox has had a long career as an investment company CEO, analyst and portfolio manager. He spent most of his career with Cumberland Associates, LLC, a New York equity fund, from 1986 through retirement in 2010, progressing from analyst / portfolio manager to partner, and Chairman of the Management Committee. Mr. Wilcox specialized in Cumberland's investments in the energy industry (E&P and service companies), with an emphasis on value and long-term holdings. During his tenure, the fund's assets under management ranged from US$0.7 to $1.5 billion.

From 1984 to 1986, Mr. Wilcox was with Central National-Gottesman, Inc. as an analyst and portfolio manager on a team responsible for a $500 million listed equity portfolio.

Mr. Wilcox is presently CEO of E Street Management, LLC which manages a long/short equity fund of funds. He is also one of the managing members of Xiling Fund III, LLC, part of a series of private equity funds (US$100+ million) which specialize in investing in museum quality Chinese art and collectibles.

Mr. Wilcox obtained a BA (Honors), in Modern Chinese from the University of California, Santa Barbara, and a Master of International Management from the American Graduate School of International Management in Phoenix.

Mr. Wilcox is a member of several Boards, including the Teachers College of Colombia University (2003 to date, including acting as the Chair of the Investment Committee), the University of California Santa Barbara Foundation (2003 to date, including as former Chair of the Board, Investment and Finance Committees), and is a Trustee (2001 to date) of the Manhattan Institute For Policy Research, a leading urban, state, and national policy institution, which works on matters such as energy policy.

Mr. Wilcox is the chair of the Board's Audit Committee and a member of the Disclosure, Governance and Strategic Planning Committees.

		215,253 Common Shares	2015

Notes:

(1)	The information as to shares beneficially owned as at the date of this Information Circular, not being within the knowledge of the Company, has been obtained from information provided by the directors to the Company.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance Committee.
(5)	Member of the Disclosure Committee.
(6)	Member of the Strategic Planning Committee.

Compensation Discussion and Analysis

This disclosure is intended to communicate the compensation provided to the Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and all other executive officers of the Company whose total compensation exceeded $150,000 for the year ended December 31, 2017 (collectively, the "Named Executive Officers", or "NEOs"). For the year ended December 31, 2017, the NEOs included only Mr. Liszicasz, the CEO.

The following NEOs were no longer employed by the Company at December 31, 2017. Mr. Steedman, the Vice President, Operations (until August 2016), and Mrs. Stewart, the Vice-President Finance and Chief Financial Officer (from May 2016 to November 2017), and Mr. Greg Leavens Chief Financial Officer until to May 2016).

In addition, Mr. Charles Selby was the Interim Chief Financial Officer for the period December 2017 to January 2018.

Compensation Committee

Compensation of executive officers of the Company, including the NEOs, is recommended to the Board by the Compensation Committee. During the most recently completed fiscal year, the Compensation Committee was comprised of three directors, being Charles Selby (Chairman), John Tilson and Thomas E. Valentine. All of the members of the Compensation Committee are "independent" as that term is defined in National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators ("NI 58-101"). The Board, as a whole, reviews the recommendations of the Compensation Committee.

All members of the Compensation Committee have expertise and extensive experience in compensation, governance and other human resource areas through their roles with other publicly listed companies, as discussed in further detail in the Compensation Committee section which follows.

The Board has adopted a formal mandate for the Compensation Committee, which provides that the Compensation Committee is responsible for reviewing and approving the compensation of the directors and officers of the Company. The Compensation Committee also reviews and approves changes to the Company's compensation policies and approves the hiring of executive management recruited from outside the Company.

The Company did not retain an independent compensation advisor for the year ended December 31, 2017 or to date in 2018.

Compensation Philosophy and Objectives

The Company's executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align management's interest with those of the Shareholders. This is accomplished by providing the opportunity for total compensation that is competitive with the compensation received by a group of comparable companies, by ensuring that a significant proportion of executive compensation is linked to performance and by providing executives with equity-based incentive plans, including the Company's Option Plan and the Restricted Share Unit Plan ("RSU Plan").

The pay philosophy of the Company incorporates a strong pay-for-performance approach by providing competitive cash compensation and benefits with upside potential that is linked directly to shareholder value creation. In general, the Company attempts to provide competitive pay (market averages) for achieving target or expected performance, with additional bonus amounts payable when the Company has achieved superior performance results when compared to its business plan as approved by the Board.

The Company does not believe that its compensation programs encourage excessive or inappropriate risk taking as the Company's employees receive both fixed and variable compensation which allows employees to focus on both the Company's business, and long-term perspective due to the vesting provisions of the stock options granted pursuant to the Option Plan.

Compensation Elements

The executive compensation program is comprised of fixed and variable components and covers four elements:

(i)	a base salary;
(ii)	non-equity incentives, consisting of a cash bonus linked to corporate and individual performance;
(iii)	equity incentives, comprised of stock options ("Options") granted pursuant to the Company's Option Plan and restricted share units ("RSUs") granted pursuant to the Company's RSU Plan; and
(iv)	other elements of compensation, including benefits and other perquisites.

Each compensation component has a different function, but all elements work in concert to maximize company and individual performance by establishing specific, competitive operational and financial goals and by providing financial incentives to employees based on their level of achievement of these goals.

Base Salary

The size of the Company prohibits base salary compensation from matching larger industry competitors, but base salary is intended to be competitive with the oil & gas service industry. In setting base compensation levels, consideration is given to objective factors, including level of responsibility, experience and expertise and to subjective factors, such as leadership, commitment and attitude.

Cash Bonus Plan

In each fiscal year, bonuses paid will reflect actual performance in the year based on: (i) the achievement of objective corporate financial performance measures set by the Compensation Committee and approved by the Board; and (ii) discretionary criteria.

The Compensation Committee and the Board have determined that cash flow from operations is the most appropriate objective criteria to use as the benchmark for measuring executive performance. Annual cash flow from operations targets are set based on the Company's annual budget as approved by the Board and measurement of actual results against these targets is based on audited financial information. Bonuses paid will also be determined based on subjective criteria, including the Company's ability to pay such bonuses, individual performance and contributions, and other competitive considerations.

Annual bonus amounts are determined based on several qualitative and quantitative factors, including profitability and cash flow from operations for the fiscal year. For the fiscal years ended December 31, no bonus amounts were payable in 2017 and 2016, however bonus amounts were paid in 2015 (see Summary Compensation Table below).

Equity Incentives

The equity incentives of the Company's executive compensation program, namely the Option Plan and the RSU Plan, are designed to:

•	recognize and reward the impact of longer-term strategic actions undertaken by management;
•	align the interests of the Company's executive and employees with Shareholders;
•	focus management on developing and successfully implementing the continuing growth strategy of the Company;
•	foster the retention of key management personnel; and
•	attract talented individuals to the Company.

Grants of Options pursuant to the Option Plan and RSUs pursuant to the RSU Plan are approved by the Board, based on the recommendations of the Compensation Committee after considering the recommendations of the CEO, with the exception that any grant of Options and/or RSUs to the CEO is determined and approved independently of any input from the CEO. In granting new Options and RSUs, consideration is given to:

•	the number and terms of Options and RSUs already outstanding on an individual basis;
•	the limits imposed by the TSX on the total number of Options and RSUs that may be outstanding;
•	the expected impact of the role of the executive on the Company's performance and strategic development; and
•	market benchmarking.

Benefits and Other Perquisites

The Company's executive employee benefit program includes such items as life insurance, disability, medical, dental, health and accident plans, and four weeks of annual paid vacation. These benefits and perquisites are designed to be competitive overall with equivalent positions in the Company's industry.

REPORT ON EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the total compensation paid during the Company's three most recently completed financial years to the NEOs, who received remuneration determined on the basis of base salary and bonuses.

The Company does not have a plan in place that prohibits its executive officers or directors from purchasing financial instruments which are designed to hedge financial risk related to any equity securities which are granted as part of their compensation program.

					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Fiscal Year	Salary ($)	Share-based Award Value ($)(1)	Option-based Award Value ($)(2)	Annual Incentive Plans(3)	Long Term Incentive Plans	All Other Compensation ($)(4)	Total Compensation ($)
George Liszicasz (5) President & Chief Executive Officer	2017	309,800	-	-	-	-	11,294	321,094
	2016	309,800	-	-	-	-	49,639	359,439
	2015	283,550	-	-	110,000	-	15,727	409,277
Beverly Stewart Vice-President Finance & CFO (from May 2016 to November 2017)	2017	164,083	-	-	-	-	6,033	170,116
	2016	109,833	-	154,715	-	-	2,320	266,868
Charles Selby (6) Interim CFO (from December 2017 until January 2018)	2017	22,671	-	-	-	-	30,000	52,671

Notes:

(1)	No share-based awards were issued in 2017 or to date in 2018.
(2)	The value of option based awards granted in the year is based on the estimated fair value of the Options awarded on the grant date based on the Black-Scholes valuation model. Entitlement to actually exercise the Options granted normally vests over a three-year period and the Options normally expire after five years. Key assumptions used for the valuation of Options include a risk free rate based on Government of Canada bonds for the equivalent term of the Option on the date of grant, average expected life of five years, no expected dividend yield and volatility that is calculated each quarter based upon the actual volatility experienced in the prior 12 months (or the # of months equal to the term of the vesting). The Black-Scholes methodology is a widely used and accepted Options valuation methodology.
(3)	All amounts disclosed under the heading "Annual Incentive Plan" represent amounts earned for the fiscal year under the Company's Cash Bonus Plan. See "Compensation Discussion and Analysis – Cash Bonus Plan".
(4)	Amounts disclosed under the heading "All Other Compensation" includes such items as benefits related to standard health and life insurance premiums, car allowances, parking expenses and other miscellaneous compensation paid by the Company on behalf of all eligible employees of the Company. It also includes amounts related to severance pay and any cash payout in the year of unused vacation pay entitlements carried-forward.
(5)	Salary amounts listed for Mr. Liszicasz includes cash amounts paid and/or payable as at and for each fiscal year ended
December 31, as compensation for his role as Chairman of the Board of Directors of the Company, which was $35,000 for 2017, $35,000 for 2016, and $35,000 for 2015.
(6)	Amounts listed for Mr. Selby includes cash amounts paid and/or payable as at and for the fiscal year ended
December 31, 2017 as compensation for his role as Interim CFO and Advisor of the Company. His compensation for his role as Lead Director is disclosed under the heading "Compensation Of Directors".

INCENTIVE PLAN AWARDS

The following table lists the number of securities underlying unexercised Options that have been granted to each of the NEOs and the net benefit of their "in-the-money" Options as at December 31, 2017. The number of securities underlying outstanding unexercised Options listed in the table below includes unvested Options, the value of which could not be realized by the NEO as at December 31, 2017. There were no RSUs issued or outstanding at December 31, 2017.

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options ($) (1)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Awards that have not Vested ($)	Market or Payout Value of Share-based Awards that have not paid out or distributed ($)
George Liszicasz	7,500	0.86	Jul 5, 2018	1,725	-	-	-
	7,500	1.83	Dec 18, 2018	-	-	-	-
	7,500	1.39	Jul 9, 2019	-	-	-	-
	7,500	1.35	Jan 9, 2020	-	-	-	-
	30,000			1,725	-	-	-

Note:

(1)	The aggregate dollar amount of any "in-the-money" unexercised Options (including any unvested portions) held as at
December 31, 2017 is calculated based on the difference between the exercise price of the Options and $1.09, which was the closing trading price of the Company's Common Shares on the TSX on December 29, 2017, the last day of trading of the year.

Incentive Plan Awards – Value Vested During the Year

The following table sets forth, for each NEO, the intrinsic (or "in-the-money") value as at the vesting date on all Option-based awards that vested during the financial year ended December 31, 2017:

Name	Option-based Awards - Value Vested during the Year($)(1)	Share-based Awards – Value Vested during the Year ($)(2)	Non-equity Plan Compensation – Value Earned during the Year ($)(3)
George Liszicasz	-	-	-

Notes:

(1)	The amount represents the aggregate dollar value that would have been realized if any Options were in-the-money as at the vesting date, and if they had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of those Options.
(2)	The amount represents the aggregate dollar value that would have been realized if any RSUs were in-the-money as at the vesting date, and if they had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of those RSUs.
(3)	The Company's non-equity plan compensation reflects annual bonus amounts earned in the year, and payable in cash.

Narrative Discussion of Incentive Plans

Other than the Company's Option Plan and the RSU Plan, the details of which are provided below, the Company does not have any plans that provide compensation intended to serve as an incentive for performance over a period longer than one year.

Burn Rate

The burn rate shows how rapidly a company is utilizing shares reserved for equity compensation plans. It is calculated by dividing the number of share awards granted in a given year by the weighted average issued and outstanding shares of the Company for the same year. The following table summarizes the Company's three year annual and three year average burn rate as at December 31 of the applicable year.

				Burn Rate
	Options Granted (#) (1)	RSUs Granted (#)(2)	Basic Weighted Average of Issued and Outstanding Common Shares as at December 31 (#)	Options Granted	RSUs Granted	Total
2017	-	-	54,523,113	0.00%	0.00%	0.00%
2016	475,000	N/A	53,526,155	0.89%	N/A	0.89%
2015	1,268,666	N/A	47,782,647	2.66%	N/A	2.66%
			Average 3-year Burn Rate	1.12%	0.00%	1.12%

Notes:

(1)	There were no employee stock options granted in 2017.
(2)	The RSU Plan was first approved by Shareholders at the Annual General Meeting held on June 21, 2017. There were no RSUs issued in 2017.

EXECUTIVE OFFICER EMPLOYMENT AGREEMENTS

Overview of Employment Agreements for Executive Officers

The Company has in place employment agreements for its Executive Officers (the "Executive Employment Agreements"). The Executive Employment Agreements set out the principal terms of the employment relationship with the Company, including the individual's overall role, the expectations of the Company around business practices including confidentiality, ethical behavior and conflict of interest, and financial terms. In addition, the contracts detail any severance payments that may be provided on termination of employment.

Employment Agreements – Named Executive Officers

Mr. Liszicasz is employed as the President and Chief Executive Officer of the Company pursuant to an Executive Employment Agreement (the "EEA") effective as of December 31, 2015.

Mr. Selby served the Company as Interim Vice President, Finance and Chief Financial Officer from December 2017 to January 2018 and as a result did not have a formal executive employment agreement.

All salary, bonus, granting of stock options and other remunerations for the Company's executives are reviewed and modified from time to time by the Compensation Committee of the Company.

Pursuant to the executive employment agreements, the Company is entitled to terminate an Executive Officer's employment at any time, whereupon in certain circumstances the Company is obliged to pay the executive a settlement for loss of office.

Termination of Employment – Mr. Liszicasz, CEO

Pursuant to the terms of the EEA the employment of Mr. Liszicasz may be terminated by the Company. Upon termination of employment without cause, the Company shall provide the CEO:

(i)	base salary for twenty-four (24) months following the date of termination;
(ii)	an amount equal to 50% of any bonuses paid to him for the prior calendar year;
(iii)	declared but unpaid bonuses and any accrued benefits and vacation;
(iv)	accrued or vested rights under the Company's Stock Option Plan, subject to compliance and conditions of such plan;
(v)	an amount equal to 10% of the amount calculated pursuant to item (a) above and;
(vi)	if the termination is pursuant to a "Change of Control" all outstanding unvested stock options shall immediately accelerate and vest upon the occurrence of the "Change of Control", and the CEO will have 90 days to exercise such options.

Termination of Employment – Total Entitlements as at December 31, 2017

The following table sets out the payments that would have been payable to the executive pursuant to the termination of employment provisions of the applicable Executive Employment Agreement, if the executive employment had been terminated on December 31, 2017 by the Company:

Name	Cash Portion ($)	Option Payout Amount ($)(1)	RSU Payout Amount ($)(1)
George Liszicasz	604,560	1,725	-

Note:

(1)	This amount is equal to the "in-the-money" amount of all vested and unvested Options and RSUs as at December 31, 2017 and is calculated with reference to the difference between the exercise price and $1.09, which was the closing trading price of the Company's Common Shares on the TSX on December 29, 2017, the last day of trading of the year.

COMPENSATION OF DIRECTORS

The annual compensation for directors is currently approved by the Board at least twice per year, and for 2017 included an election by each director, to receive a mix of stock options and cash, or 100% of the annual retainer fee in cash. The retainer fee is currently $30,000 per annum with the Chairman of the Board and the Chair of the Audit Committee receiving an additional $5,000 per annum for their Chair responsibilities. In addition, each director is eligible to receive stock options granted by the Company.

The following table sets forth all compensation provided to the directors of the Company for the most recently completed financial year, excluding those directors who were Named Executive Officers during the financial year ended December 31, 2017. All board fees were still outstanding at December 31, 2017.

All compensation related to Mr. Liszicasz, the sole Named Executive Officer on the Board, is under the heading "Report on Executive Compensation". Compensation for Mr. Selby's role as Interim CFO and Advisor is also under the same heading.

Name	Fees Earned ($) (1)	Share-based Awards ($)	Option-based Awards ($)	Total Compensation ($)
Mickey Abougoush(2)	17,500	-	-	17,500
Charles Selby	30,000	-	-	30,000
John Tilson	30,000	-	-	30,000
Thomas E. Valentine	30,000	-	-	30,000
Bruce G. Wilcox	32,500	-	-	32,500
	140,000	-	-	140,000

Notes:

(1)	The "fees earned" amounts include the portion of the elected amounts paid in cash for services earned for the fiscal year ended December 31, 2017.
(2)	Mr. Abougoush ceased to be a director as of June 21, 2017.

No Options or RSUs were issued to the directors during the fiscal year ended December 31, 2017.

Incentive Plan Awards

The following table sets forth, for each director, other than the director that is also a NEO, all security-based awards which were outstanding as at December 31, 2017:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options ($)(1)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Awards that have not Vested ($)	Market or Payout Value of Share-based Awards that have not paid out or distributed ($)
Charles Selby	7,500	0.86	Jul 5, 2018	1,725	-	-	-
	7,500	1.83	Dec 18, 2018	-	-	-	-
	7,500	1.39	Jul 9, 2019	-	-	-	-
	7,500	1.35	Jan 9, 2020	-	-	-	-
	50,000	1.50	Jul 22, 2021	-	-	-	-
	80,000			1,725	-	-	-
John Tilson	150,000	2.10	Sep 16, 2020	-	-	-	-
	25,600	1.73	Dec 10, 2020	-	-	-	-
	15,000	1.48	July 14, 2016	-	-	-	-
	15,000	1.45	Dec 21, 2016	-	-	-	-
	205,600			-	-	-	-
Thomas E. Valentine	7,500	0.86	Jul 5, 2018	1,725	-	-	-
	7,500	1.83	Dec 18, 2018	-	-	-	-
	7,500	1.39	Jul 9, 2019	-	-	-	-
	7,500	1.35	Jan 9, 2020	-	-	-	-
	7,500	1.48	July 14, 2021	-	-	-	-
	15,000	1.45	Dec 21, 2021	-	-	-	-
	52,500			1,725	-	-	-
Bruce G. Wilcox	150,000	2.10	Sep 16, 2020	-	-	-	-
	17,000	1.73	Dec 10, 2020	-	-	-	-
	15,000	1.48	Jul 14, 2021	-	-	-	-
	7,500	1.45	Dec 21, 2021	-	-	-	-
	189,500			-	-	-	-

Note:

(1)	The aggregate dollar amount of any "in-the-money" unexercised Options (including any unvested portions) held at December 31, 2017 is calculated based on the difference between the exercise price of the Options and $1.09, which was the closing trading price of the Company's Common Shares on the TSX on December 29, 2017, the last day of trading of the year.

Incentive Plan Awards – Value Vested During the Year

The following table sets forth, for each outside director, the intrinsic (or "in-the-money") value as at the vesting date on all option-based awards that vested during the fiscal year ended December 31, 2017:

Name	Option-based Awards - Value Vested during the Year ($)(1)	Share-based Awards - Value Vested during the Year ($)(2)
Charles Selby	-	-
John Tilson	-	-
Thomas E. Valentine	-	-
Bruce G. Wilcox	-	-

Notes:

(1)	The amount represents the aggregate dollar value that would have been realized if any Options were in-the-money as at the vesting date in 2017, and if they had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of those Options.
(2)	The amount represents the aggregate dollar value that would have been realized if any RSUs were in-the-money as at the vesting date in 2017, and if they had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of those RSUs.

Corporate Cease Trade Orders or Bankruptcies

Except as noted below, no director or officer of the Company has, within the ten years prior to the date of this Information Circular, been a director, officer or a promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that entity.

Charles Selby was previously a member of the board of directors of Wellpoint Systems Inc. ("Wellpoint", a reporting issuer on the TSX-V), which in 2011 had a Receiver appointed by the Court of Queen's Bench of the Province of Alberta on behalf of the holders of secured debts. Wellpoint was subsequently wound up following a restructuring and sale of its operating assets. Charles Selby was previously a member of the board of directors of Idaho Natural Resources Corp., which was cease-traded by the TSX Venture Exchange in December 2012 for failing to meet listing requirements.

Penalties or Sanctions

None of the proposed directors or officers of the Company have, within the ten years prior to the date of this Information Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

Personal Bankruptcies

None of the directors, officer or promoters of the Company, or a personal holding company of any such persons, has, within the ten years preceding the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Voting Threshold

In order for the resolution electing directors to be passed, it must be approved by a majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, no director or officer of the Company, or any associate of any director or officer is or has been indebted, on a net basis, to the Company at any time during the last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set forth herein, there were no material interests, direct or indirect, of directors or executive officers of the Company, proposed nominees for election as director, or any known associate or affiliate of such persons in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's financial year ended December 31, 2017, the information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Issuance under Equity Compensation Plans
Equity compensation plans approved by security holders	1,648,667	1.60	4,167,446 (1)
Equity compensation plans not approved by security holders	Nil	n/a	Nil
Total	1,648,667	1.60	4,167,446

Note:

(1)	The total number of securities available for issuance under the Option Plan and RSU Plan is based on the figure that is 10% of the issued and outstanding Common Shares as at December 31, 2017, less the actual number of outstanding Options as at December 31, 2017. As at December 31, 2017, there were 58,161,133 Common Shares issued and outstanding (62,832,843 as at April 5, 2018).

As at the date of this Information Circular, NXT had not adopted a Deferred Stock Unit Plan, Employee Stock Purchase Plan, or any other equity compensation plan.

As at the date of this Information Circular, there were a total of 2,292,000 Common Shares reserved for potential future issuance by the Company upon exercise of outstanding Options and RSUs, and there are 3,991,284 securities remaining available for issuance under the Option Plan and the RSU Plan, as follows:

As at	December 31, 2017	April 5, 2018
Number of outstanding Options and RSUs	1,648,667	2,292,000
Number of Options and RSUs available for issuance	4,167,446	3,991,284
Total	5,816,113	6,283,284
Number of Common Shares outstanding	58,161,133	62,832,843

Security based compensation arrangements

Option Plan

NXT's Option Plan is considered to be a security based compensation arrangement ("SBCA"), and since the maximum number of Common Shares issuable thereunder is not a fixed number, but is instead with the RSU is equal to 10% of the outstanding Common Shares, it is considered to be a "rolling" option plan. The Option Plan was last approved by Shareholders at the Annual General Meeting held on June 4, 2016.

Restricted Share Unit Plan

NXT's Restricted Share Unit Plan is considered to be a SBCA, and since the maximum number of Common Shares issuable thereunder is not a fixed number, but is instead with the Stock Option Plan is equal to 10% of the outstanding Common Shares, it is considered to be a "rolling" plan. The RSU Plan was last approved by Shareholders at the Annual General Meeting held on June 21, 2017.

CORPORATE GOVERNANCE

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to its Shareholders. The Company's approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.

The Board and management endorse the need to establish forward-looking governance policies and to continuously evaluate and modify them to ensure their effectiveness.

In accordance with NI 58-101, the Company annually discloses information related to its system of corporate governance, which is detailed in Schedule "B" to this Information Circular.

The Board of Directors held a total of seven formal meetings in 2017, which were attended as follows:

	# of meetings	# attended	% attended
George Liszicasz (Chairman)	7	7	100
Mickey Abougoush(1)	4	4	100
Charles Selby	7	7	100
John Tilson	7	7	100
Thomas E. Valentine	7	7	100
Bruce G. Wilcox	7	7	100

Note:

(1)	Mr. Abougoush ceased to be a director as of June 21, 2017.

Corporate Governance Committee

Composition of the Corporate Governance Committee

Messrs. Valentine (Chair), Wilcox and Tilson are the current members of the Corporate Governance Committee. All members of the Corporate Governance Committee are independent.

Responsibilities of the Corporate Governance Committee

The Corporate Governance Committee's duties, as outlined in its charter, are to deal with the Company's approach to corporate governance and the promotion of compliance with industry and regulatory standards. The Committee is responsible for overseeing and assessing the functioning of the Board and the committees of the Board and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles and guidelines. The Committee's responsibilities also include identifying candidates for director and recommending that the Board select qualified director candidates for election at the next annual meeting of shareholders.

Disclosure Committee

Composition of the Disclosure Committee

The Disclosure Committee currently consists of Mr. Selby, Mr. Wilcox (Chair) and Mr. Brogowski (the VP Finance and CFO of the Company).

Responsibilities of the Disclosure Committee

The Disclosure Committee duties are to ensure that the Company provides timely, accurate and balanced disclosure of all material information about the Company and to provide fair and equal access to such information. All news releases, including but not limited to releases of material information, are managed by the Disclosure Committee. If the information has been determined by the Disclosure Committee to be material, news releases will be prepared, reviewed and then disseminated through a news-wire service that provides simultaneous service to widespread news services and financial media. Additionally, the Committee is responsible for ensuring public disclosure through filing these news releases on SEDAR and EDGAR as well as the Company's website.

STRATEGIC PLANNING COMMITTEE

Composition of the Strategic Planning Committee

Messrs. Tilson (Chair), Wilcox and Selby are the current members of the Strategic Planning Committee. All members of the Strategic Planning Committee are independent.

Responsibilities of the Strategic Planning Committee

The Strategic Planning Committee's duties are to set out the long-term goals of the Company and to take an active role in the development and execution of plans to achieve those goals. The Committee participates in establishing priority areas of Company business, assessment of strategic initiatives from Company senior executives with regard to development and implementation control of the Company Strategy and business area specific strategies of the Company. The Committee also makes recommendations regarding the overall organization and management structure including areas where management needs to be strengthened, reviewing the organizational job descriptions and requirements and also procedures for coordination of organizational management and board resources. The Committee is actively involved in the Company's strategic planning process and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan. At least one board meeting each year is centered on discussing and considering the strategic plan, which takes into account the risks and opportunities of the business. Management must seek the Board's approval for any transaction that would have a significant impact on the strategic plan.

AUDIT COMMITTEE

Composition of the Audit Committee

For the financial year ended December 31, 2017 and to date in 2018, the Audit Committee has consisted of Messrs. Wilcox (Chair), Selby, and Tilson. All members of the Audit Committee are independent, and each member is financially literate. The Company's Audit Committee Charter is attached as Schedule "C" to this Information Circular.

Bruce G. Wilcox

Mr. Wilcox holds a Master of International Management from the American Graduate School of International Management, and has extensive experience in financial statement analysis, through his career serving as an analyst, fund manager and CEO in the investment management industry.

All members of the Audit Committee have the educational background and experience that provides them with the knowledge and ability to understand accounting policies and related financial reporting and disclosure issues, in order to fulfill their duties and responsibilities as an Audit Committee member.

Charles Selby

Mr. Selby is both a lawyer and Professional Engineer, holding B.Sc. (Hons) and JD degrees. He previously practiced law for two large Canadian law firms specializing in securities and corporate finance matters and remains a member of good standing with the Bar. He has served on the board and in management of a number of reporting issuers including Arakis Energy, which has operations in the Sudan, and other issuers in the oil and natural gas industry. He is currently the CEO of Montana Exploration Corp. (formerly AltaCanada Energy Corp.), an oil and gas company listed on the TSX, and is the president of Caledonian Royalty Corporation and Caledonian Global Corporation, both private entities.

Mr. Selby was also formerly the Chairman and CEO of Canadian Star Energy Limited, and was formerly the Chief Financial Officer of AltaCanada Energy Corp. He also formerly served as the Vice President and Corporate Secretary of Pengrowth Corporation, the administrator of Pengrowth Energy Trust. Mr. Selby has previously served on the audit committee and as audit chairman of several reporting issuers.

John Tilson

Mr. Tilson has both MBA and CFA designations, He previously served as an analyst, portfolio manager, and advisor in the US investment and financial industry with such firms as Sutro & Company and EF Hutton & Company, and Roger Engemann. After working as an analyst and portfolio manager, Mr. Tilson later became Executive Vice President & Managing Director of Pasadena Capital Company.

Audit Committee Oversight

The Company's Board adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a formal policy requiring the pre-approval of all audit and non-audit related services to be provided by the Company's principal auditor prior to the commencement of the engagement, subject to the following:

•	the Audit Committee will review annually a list of audit, audit related, recurring tax and other non-audit services and recommend pre-approval of those services for the upcoming year. Any additional requests will be addressed on a case-by-case specific engagement basis;
•	for engagements not on the pre-approved list, the Audit Committee has delegated to the Chair of the Committee the authority to pre-approve individual non-audit service engagements with expected annual aggregate costs of up to $50,000 subject to reporting to the Audit Committee, at its next scheduled meeting; and
•	for engagements not on the pre-approved list and with expected costs greater than an annual aggregate of $50,000, the entire Audit Committee must approve this service, generally at its next scheduled meeting.

Nature and Amount of Auditor's Fees

The following table sets out the fees billed to the Company by KPMG LLP and its affiliates for professional services in each of the last two fiscal years ended December 31. During these years, KPMG LLP was the Company's only external auditor.

Category	2017	2016
Audit fees (1)	$ 143,420	$ 143,669
Audit related fees (2)	26,520	17,500
All other fees	-	-
Total fees	169,940	161,169

Notes:

(1)	Includes fees related to reviews of each of the Company's unaudited interim, 3 month quarterly filing period.
(2)	Includes fees related to review of the Company's filing of its' US 20-F Annual Report, Rights Offering and audit fees related to its Colombia branch.

The Audit Committee held a total of four meetings during 2017.

COMPENSATION COMMITTEE

Composition of the Compensation Committee

The Compensation Committee currently consists of Messrs. Selby (Chair), Tilson, and Valentine. All members of the Compensation Committee are independent. See "Compensation Discussion and Analysis" within this Information Circular for a full discussion of the role of the Compensation Committee.

Responsibilities of the Compensation Committee

The primary responsibilities of the Committee are to recommend to the Board an executive compensation philosophy, a senior management organization and reporting structure, corporate objectives for which the CEO is to be responsible, review the performance of senior officers with the CEO, review and recommend compensation to be paid to senior officers, review and recommend remuneration and benefits to be paid to the directors and review general policies relating to compensation and benefits of our employees.

Compensation for the CEO was determined by the Compensation Committee after considering his efforts in assisting in the development of the Company's business strategy, the salaries of executives in similar positions and the Company's general financial condition. The use of stock options and other awards is intended to strengthen the alignment of interests of executive officers and other key employees with those of the Company's stockholders.

The Compensation Committee members have extensive direct financial and legal experience, including serving on the compensation committees of other public companies, which is relevant to fulfilling their responsibilities related to executive compensation.

Mr. Selby has approximately 20 years of experience in advising a public Canadian company on compensation issues and has served on the compensation committees of the board of directors of other reporting issuers. Thomas Valentine currently serves on the compensation committee of two public companies, and has dealt with compensation and employment law issues for 25 years.

Mr. Tilson's career has also given him experience in dealing with compensation related issues.

The Compensation Committee held two meetings in conjunction with NXT Board meetings during 2017.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on both the Company's website (www.nxtenergy.com) as well on SEDAR (www.sedar.com).

Shareholders may contact Mr. Jakub Brogowski, Chief Financial Officer (tel: 403-206-0807 or fax: 403-264-6442) to request copies of the Company's financial statements and MD&A. Financial information is provided in the Company's comparative annual financial statements and MD&A for the Company's most recently completed financial year.

DATED at Calgary, this 5th day of April, 2018.

SCHEDULE "A"
to the Information Circular
dated April 5, 2018

NXT ENERGY SOLUTIONS INC.

SHAREHOLDER RESOLUTIONS

CONTROL PERSON RESOLUTION

WHEREAS NXT Energy Solutions Inc. (the "Corporation") has entered into an agreement (the "Subscription Agreement") to complete a three-tranche private placement (the "Private Placement") whereby Alberta Green Ventures Limited Partnership (the "Subscriber") has committed to purchase a total of 10,905,212 units of the Corporation (the "Units") at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416. Each Unit consists of one common share (a "Common Share") and one-third of one common share purchase warrant (each whole warrant, a "Warrant"), and each Warrant entitles the holder to acquire one Common Share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement;

AND WHEREAS the first tranche of the Private Placement was completed on February 16, 2018, resulting in the Corporation receiving approximately $4,310,500 in connection with the issuance of 4,665,043 Units to the Subscriber which, upon closing, held approximately 9.9% of the Corporation's 62,832,843 outstanding Common Shares (including the Common Shares to be issued upon exercise of the Warrants);

AND WHEREAS the second tranche of the Private Placement was completed prior to the Meeting, resulting in the Corporation receiving approximately $5,117,300 in connection with the issuance of 5,538,203 Units to the Subscriber which now holds approximately 10,203,246 Units representing approximately 19.9% of the Corporation's 68,371,046 outstanding Common Shares (including the Common Shares to be issued upon exercise of the Warrants);

AND WHEREAS the third tranche of the Private Placement contemplates the issuance of 701,966 Units for gross proceeds of approximately $648,616 and will result in the Subscriber owning a total of 10,905,212 Units representing approximately 21.1% of the Corporation's 69,073,012 outstanding Common Shares (including the Common Shares to be issued upon exercise of the Warrants);

AND WHEREAS the completion of the third tranche of the Private Placement would result in the Subscriber becoming a "Control Person" (as defined under applicable securities laws) of the Corporation, and Section 604 of the Toronto Stock Exchange (the "TSX") Company Manual stipulates that any transaction that materially affects the control of the issuer will generally be require security holder approval;

AND WHEREAS the TSX has confirmed that the creation of a "Control Person" must be approved by way of resolution (the "Control Person Resolution") passed by a simple majority of 50% plus one of the votes properly cast by disinterested holders of common shares (the "Common Shares") of the Corporation voting in present or by proxy at the annual and special meeting on May 16, 2018 (the "Meeting");

AND WHEREAS the Board of Directors (the "Board") of the Corporation has reviewed and considered the Private Placement, the Subscription Agreement received in connection with the Private Placement, and the creation of the Subscriber as a new "Control Person" of the Corporation and, after undertaking such a review, the Board unanimously resolved to approve the third tranche of the Private Placement and the creation of a new "Control Person";

AND WHEREAS further information regarding the Private Placement can be found in the Information Circular dated April 5, 2018 (the "Information Circular") under the heading "Particulars of Matters to be Acted Upon – Creation of a New Control Person: Third Tranche of the Private Placement";

NOW THEREFORE BE IT RESOLVED THAT the issuance of 701,966 Units to the Subscriber at a price of $0.924 per Unit is hereby authorized, and the resulting creation of a new "Control Person" is hereby approved.

FINDER'S FEE PAID IN CASH RESOLUTION

WHEREAS in connection with the Private Placement, the Corporation has entered into an agreement (the "Finder's Fee Agreement") pursuant to which NXT has agreed to pay the finder (the "Finder") a fee (the "Finder's Fee") equivalent to 3% of the gross proceeds of the Private Placement, payable in cash or Common Shares to be determined in the Corporation's sole discretion, as each tranche of the Private Placement is completed;

AND WHEREAS the TSX has determined that the payment of the Finder's Fee in cash to a related party of the Subscriber would represent financial assistance by the Corporation for the benefit of the Subscriber, which would effectively reduce the issue price for the securities purchased in the Private Placement from $0.924 per Unit to approximately $0.896 per Unit;

AND WHEREAS, compared to the value-weighted average pricing of the Common Shares on the TSX for the five trading days immediately preceding February 16, 2018 (the date the Finder's Fee Agreement was entered into) which was $1.147, the reduced price of $0.896 per Unit represents a 21.9% discount which exceeds the 20% maximum allowable discount under Section 607 of the TSX Company Manual;

AND WHEREAS the TSX has confirmed that the payment of the Finder's Fee in cash to a related party of the Subscriber must be approved by way of resolution (the "Finder's Fee Paid in Cash Resolution") passed by a simple majority of 50% plus one of the votes properly cast by disinterested holders of Common Shares voting in present or by proxy at the Meeting;

AND WHEREAS the Board has reviewed and considered the payment of the Finder's Fee in cash to a related party of the Subscriber and, after undertaking such a review, the Board unanimously resolved to approve the payment thereof;

AND WHEREAS further information regarding the Finder's Fee can be found in the Information Circular under the heading "Particulars of Matters to be Acted Upon – Creation of a New Control Person: Third Tranche of the Private Placement – Finder's Fee Agreement";

NOW THEREFORE BE IT RESOLVED THAT the payment to the Finder of the Finder's Fee in an amount up to $302,292, payable by way of cash (if so determined by the Corporation in its sole discretion) is hereby authorized and approved if the TSX determines the Finder to be a related party of the Subscriber and such authorization and approval from the Shareholders is required.

FINDER'S FEE PAID IN COMMON SHARES RESOLUTION

WHEREAS, pursuant to the Finder's Fee Agreement, the Corporation may determine, it is sole discretion, whether to pay the Finder's Fee by way of cash or Common Shares;

AND WHEREAS the TSX has confirmed that the payment of the Finder's Fee in Common Shares must be approved by way of resolution (the "Finder's Fee Paid in Common Shares Resolution") passed by a simple majority of 50% plus one of the votes properly cast by disinterested holders of Common Shares voting in present or by proxy at the Meeting;

AND WHEREAS the Board has reviewed and considered the payment of the Finder's Fee in Common Shares and, after undertaking such a review, the Board unanimously resolved to approve the payment thereof;

AND WHEREAS further information regarding the Finder's Fee can be found in the Information Circular under the heading "Particulars of Matters to be Acted Upon – Creation of a New Control Person: Third Tranche of the Private Placement – Finder's Fee Agreement";

NOW THEREFORE BE IT RESOLVED THAT the payment to the Finder of the Finder's Fee in an amount up to $302,292, payable by way of Common Shares (calculated as described in the Information Circular), if so determined by the Corporation in its sole discretion, is hereby authorized and approved.

SCHEDULE "B"
to the Information Circular
dated April 5, 2018

NXT ENERGY SOLUTIONS INC.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The table below describes the Corporation's corporate governance practices as compared to Form 58-101F1.

Content of Provision	Governance Practices of the Corporation
Board of Directors
Disclose the identity of directors who are independent.

The Board has determined that four of the five current directors are "independent" within the meaning of National Instrument 52-110. The four independent directors at the date of the AGM were Charles Selby, John Tilson, Thomas E. Valentine and Bruce G. Wilcox.

George Liszicasz is an "Executive Officer" of the Corporation within the meaning of National Instrument 51-102 and is therefore not independent.

Disclose the identity of directors who are not independent and describe the basis for that determination.
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Such other directorships have been disclosed in this Information Circular.
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuers most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The current Corporate Governance Committee is composed of three of the independent directors. The Corporate Governance Committee meets in person or by conference call at least monthly, or more frequently as required. Non-independent directors and members of management are not in attendance at these meetings. The Corporate Governance Committee also meets on an ad hoc basis where circumstances warrant.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

George Liszicasz, the Chairman of the board, the CEO and the President, is an "Executive Officer" of the Corporation within the meaning of National Instrument 51-102 and is therefore not independent.

Charles Selby is an independent director within the meaning of National Instrument 52-110, and in 2016, he was appointed as NXT's independent Lead Director.

The Lead Director is responsible for:

•                      facilitating the functioning of the Board independent of management and ensuring that directors have an independent leadership contact;

•                      ensuring that the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements;

•                      assisting and providing input to the Executive Chairman on preparation of agendas for Board meetings as required;

•                      consulting with the Executive Chairman on the effectiveness of Board committees;

•                      ensuring that independent directors have adequate opportunities to meet to discuss issues without Management present;

•                      chairing Board meetings when the Executive Chairman and CEO are not in attendance;

•                      ensuring delegated committee functions are carried out and reported to the Board, for example, the CEO performance assessment, CEO and Board succession planning, and strategic planning; and

•                      acting as a liaison between the Board and management.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuers most recently completed financial year.	The attendance records for all board meetings has been disclosed in this Information Circular. Please see the section under the heading "Corporate Governance" in the Information Circular for more details.
Board Mandate
Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The NXT Board of Directors' Mandate is appended hereto as Schedule "D"
Position Descriptions
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Written position descriptions have been developed for the Executive Chairman, the Lead Director and for the Chair of each Board committee as well as for the CEO and Chief Financial Officer.

In addition, both current and newly elected members of the Board are provided a briefing note, prepared by the Governance Committee, which describes the roles and responsibilities of Board members, sub-committee chairs, and executives.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

A written position description has been developed for the CEO by the Corporate Governance Committee of the Board.

In addition, both current and newly elected members of the Board are provided a briefing note, prepared by the Governance Committee, which describes the roles and responsibilities of Board members, sub-committee chairs, and executives.

Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer's business.

New directors meet with the Board and senior management to discuss the business activities of the Corporation and are given the opportunity to familiarize themselves with the Corporation and gain insight into the Corporation's business, business plans and operations by visiting the Corporation's offices and reviewing SFD® survey documentation and processes.

In addition, both current and newly elected members of the Board are provided a briefing note, prepared by the Governance Committee, which, among other things, serves as a both an orientation for new Board members and an update for existing Board members with respect to relevant topics in corporate governance.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code;

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuers most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

NXT has adopted a Code of Conduct and Business Ethics for all directors, officers, employees and consultants.

The Code of Conduct and Business Ethics is available on NXT's intranet site. Additionally, the Code of Conduct and Business Ethics are available on the Corporation's website at www.nxtenergy.com. The Code of Conduct and Business Ethics are also filed on SEDAR. Lastly, should anyone wish a hard copy of any of these policies, they may be obtained on request from the Corporate Secretary at 302, 3320 17th Avenue SW, Calgary, AB T3E 0B4.

Compliance is monitored by the Audit Committee receiving, annually, certificates from NXT's officers and senior management confirming their compliance with the Code of Conduct and Business Ethics. The Audit Committee reviews the certifications and reports to the Board. In addition to the annual certification of the officers, each employee and consultant receives annually a communication from management or Human Resources reiterating the need to comply with the Code of Conduct and Business Ethics.

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Directors must disclose all interests and relationships of which the director is aware which may give rise to a conflict of interest. Directors are also required to disclose any actual or potential personal interest in a matter on which the Board is deciding and withdraw from deliberations and voting on the matter.
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	All Board members as well as all employees have received a copy of NXT's Code of Conduct & Business Ethics (the "Code") and have signed a Certification of Compliance Form acknowledging their understanding and compliance with the Code. The Code provides guidance in a number of areas to ensure fair, ethical, lawful and consistent conduct by the Corporation and its employees. The Code specifically deals with business ethics, employment practices, insider trading and conflicts of interest.
Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination.

The Chairman of the Board, in consultation with the Board, is responsible for proposing new nominees to the Board. The Governance Committee, in its discussions with the Board, will determine what competencies and skills the Board considers necessary to discharge its duties and will identify potential candidates based on the skills required to fulfill its needs. Other factors considered by the Board are an individual's experience, expertise, and reputation.

NXT does not have a nominating committee; however, the Governance Committee is composed entirely of independent directors and is charged with recommending new candidates for nomination to the Board.

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
Compensation
Describe the process by which the board determines the compensation for the issuer's directors and officers.

The Compensation Committee has the primary responsibility for determining compensation for the directors and senior officers with the objective of ensuring the compensation package is fair and consistent with industry practices. Where appropriate the Compensation Committee will engage outside compensation consultants to obtain industry comparisons and receive independent recommendations.

The Compensation Committee is composed entirely of independent members.

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Board has adopted a formal mandate for the Compensation Committee, which provides that the Compensation Committee is responsible for reviewing and approving the compensation of the directors and officers of the Corporation. The Compensation Committee also reviews and approves changes to the Corporation's compensation policies and approves the hiring of executive management recruited from outside the Corporation.
Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Corporation has two other standing committees; Corporate Governance Committee and Disclosure Committee. The description of committee functions has been disclosed in the "Corporate Governance" and "Disclosure Committee" sections of the Information Circular.
Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

In 2014, the Governance Committee initiated an annual Board member "self-assessment" and feedback review process, the results of which are summarized and discussed amongst the Board.

In mid-2017 the Governance Committee supplemented this process with a monthly Governance Committee conference call wherein these assessments, among other matters, are assessed and thereafter reported to the Board. This process continues.

Director Term Limits and Other Mechanisms of Board Renewal
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.	There is currently no formal term limit in place for members of the Board, however the Board is elected annually by NXT Shareholders. The Governance Committee is tasked with ensuring members of the Board are fit to serve as members of the Board, and to ensure members of the Board stay current on corporate governance trends.
Policies Regarding the Representation of Women on the Board

(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions, (ii) the measures taken to ensure that the policy has been effectively implemented, (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Board has not adopted a written policy relating to the identification and nomination of women directors, as it believes that the interests of NXT and its Shareholders are best served by ensuring that new directors are identified and selected from the widest possible group of potential candidates, without any restrictions or preferences relating to gender. The Board feels that having written policies governing the selection of Board nominees could unduly restrict the Board's ability to select the most capable candidates. NXT is committed to ensuring that its Board at all times has the required range of skills, knowledge, experience and perspectives to provide the strategic direction and leadership necessary for NXT to achieve its business objectives.
Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

Given NXT's belief that candidates for directors should be identified and selected from the widest possible group of qualified individuals, the level of representation of women on the Board is not considered in identifying and nominating candidates for election or re-election to the Board.

Consideration Given to the Representation of Women in Executive Officer Appointments
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

NXT's position with respect to the representation of women in executive officer positions is the same as its position with respect to the representation of women on the Board. It believes that people should be hired and promoted based on their professional qualifications, accomplishments and merit. Accordingly, the level of representation of women in executive officer positions is not considered in making executive officer appointments.

Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a) For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.

The Board has not adopted a target regarding women on the Board or in executive officer positions for the reasons set out above. The Board feels that adopting such a target could unduly restrict NXT's ability to identify and select the most qualified people.

Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

NXT currently has no women on the Board.

SCHEDULE "C"
to the Information Circular
dated April 5, 2018

NXT ENERGY SOLUTIONS INC.

AUDIT COMMITTEE CHARTER

INTRODUCTION

This charter (the "Charter") has been adopted to govern the composition, mandate, responsibilities and authority of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of NXT Energy Solutions Inc. (the "Company").

COMPOSITION AND PROCEDURES

1.	The Committee shall be appointed by the Board and shall be composed of three directors, with at least two of whom being "independent" as required by the Business Corporations Act (Alberta) (the "Act").
2.	The Board will appoint the chair of the Committee.
3.	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.
4.	Meetings of the Committee shall be conducted as follows:
(a)	the Committee shall meet, in person or by teleconference, at least four times annually at such times and locations as may be requested by the chair of the Committee. Notice of meetings to the members shall be the same as set out in the by-laws of the Company for meetings of the Board. The Auditors or any member of the Committee may request a meeting of the Committee; and
(b)	management representatives may be invited to attend meetings (except private sessions with the Auditors as defined below).

PRIMARY RESPONSIBILITIES OF THE COMMITTEE

The primary responsibilities of the Committee are:

1.	To recommend to the Board:
(a)	the external auditor (the "Auditors") to be nominated for appointment by the Shareholders of the Company for the purpose of preparing or issuing the Auditor's report or performing other audit, review or attest services for the Company; and
(b)	the compensation of the Auditors.
2.	To oversee the work of the Auditors in preparing or issuing the Auditor's report on the Company's annual consolidated financial statements or performing other audit, review or attest services for the Company including the resolution of disagreements between management of the Company and the Auditors regarding financial reporting.
3.	To pre-approve, as required by the Act and subject to the exemptions in the Act, all non-audit services to be provided to the Company by the Auditors. The Committee may, in accordance with the requirements of the Act, delegate to one or more members of the Committee the authority to pre-approve non-audit services to be provided by the Auditors, provided that all such pre-approvals of non-audit services shall be presented to the Committee at its first scheduled meeting following such pre-approval.

4.	To review:
(a)	the Company's unaudited quarterly consolidated financial statements for the first, second and third quarters of the Company's fiscal year ("quarterly statements") and the Company's audited annual consolidated financial statements ("annual statements");
(b)	the Management's Discussion and Analysis ("MD&A") prepared in conjunction with the quarterly and annual statements; and
(c)	all press releases to be issued by the Company with respect to its annual and quarterly earnings and press releases on other material financial reporting matters.
5.	To satisfy itself that adequate procedures are adopted by the Company for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements other than the public disclosure referred to in section 4 above, and to regularly assess the adequacy of such procedures.
6.	To satisfy itself that adequate procedures are adopted and oversee the maintenance of procedures for:
(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and
(b)	the confidential anonymous submission by employees of the Company and its subsidiaries of concerns regarding questionable accounting or auditing matters.
7.	To review and approve the Company's and its subsidiaries' hiring policies regarding partners, employees and former partners and employees of the current and former Auditors of the Company and its subsidiaries.

AUTHORITY OF THE COMMITTEE

Subject to prior consultation with the Chief Executive Officer or the Chief Financial Officer (except in unusual circumstances), the Committee is authorized to:

1.	engage independent counsel and other advisors it determines necessary to carry out the Committee's duties and responsibilities;
2.	set and require the Company to pay the compensation and charged expenses for any advisors engaged by the Committee; and
3.	communicate directly with any internal audit staff of the Company and its subsidiaries (if any) and the Auditors.

ADDITIONAL RESPONSIBILITIES AND DUTIES OF THE COMMITTEE

Auditors

1.	The Committee shall ensure that the Company requires and instructs the Auditors to report directly to the Committee.
2.	The Committee is responsible for ensuring the independence of the Auditors. On an annual basis, the Committee shall obtain a formal written statement from the Auditors delineating all relationships between the Auditors and the Company and confirming the independence of the Auditors. This written statement shall be obtained in conjunction with the audit of the annual financial statements after each fiscal year end.

Review of Annual Financial Statements

The Committee shall review the annual financial statements and related MD&A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the financial statements and related MD&A. At the Committee meeting at which the Company's annual financial statements are to be reviewed, the Committee shall meet, in person or by teleconference, with representatives of the Auditors and with the Company's management to assess and understand the annual financial statements and the results of the audit including, but not limited to:

1.	that the Company's system of internal controls and financial reporting systems are adequate to produce fair and complete disclosure of its financial results;
2.	that the Company's reporting is complete and fairly presents its financial condition in accordance with generally accepted accounting principles;
3.	that accounting judgments and estimates used by management are reasonable and do not constitute earnings management;
4.	that risk management policies are in place to identify and reduce significant financial and business risks; and
5.	that the Company has in place a system to ensure compliance with applicable laws, regulations and policies.

Review of Quarterly Financial Statements

The Committee shall review the interim quarterly financial statements and related MD&A of the Company prior to their public release and shall report the results of its review to the Board and make recommendations to the Board with respect to Board approval of the quarterly statements and related MD&A unless the Board has delegated to the Committee the authority to approve the quarterly statements and related MD&A, in which case the Committee shall also approve the quarterly statements and related MD&A. The review by the Company shall be substantially completed prior to the issuance of a press release respecting the quarterly financial results. The Committee shall meet with the Company's management to assess and understand the interim quarterly financial statements and to discuss the results of their preparation and review.

Other Responsibilities and Duties

1.	As part of the quarterly and annual reviews described above, the Committee will:
(a)	meet with management in the absence of the Auditors for the annual review;
(b)	meet with the Auditors in the absence of management for the annual review;
(c)	review with management and the Auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;
(d)	review with management and the Auditors any significant financial reporting issues discussed during the fiscal period and the method of resolution;

(e)	review any problems experienced by the Auditors in performing the annual audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;
(f)	obtain an explanation from management of all significant variances between comparative reporting periods;
(g)	review the post-audit or management letter, containing the recommendations of the Auditors, and management's response and subsequent follow up to matters raised by the Auditors;
(h)	review any evaluation of internal controls by the Auditors, together with management's response; and
(i)	review and reassess the Charter for adequacy at least annually and make changes as it deems necessary.
2.	In addition to the quarterly and annual reviews, the Committee will:
(a)	prior to the commencement of each annual audit, meet with the Auditors to review the Auditors' audit plan for the ensuing audit;
(b)	review with management and the Auditors all material accounting and financial issues affecting the Company not dealt with in annual and quarterly reviews; and
(c)	review annually and recommend changes to the Company's Code of Conduct & Business Ethics.
3.	The Committee shall perform such other duties as may be required by the Board or as may be delegated to the Committee by the Board.

SCHEDULE "D"
to the Information Circular
dated April 5, 2018

NXT ENERGY SOLUTIONS INC.

BOARD MANDATE

PURPOSE

The principal role of the Board of Directors of NXT Energy Solutions Inc. (the "Company") is stewardship of the Company through the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the conduct of the business and management, which is responsible for the day-to-day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. The Board, through the Chief Executive Officer ("CEO"), sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

PRIMARY RESPONSIBILITIES

The principal responsibilities of the Board, which are required to ensure the overall stewardship of the Company are as follows:

1.	The Board must ensure that there are long-term goals in place and must adopt a strategic planning process. The CEO, with the approval of the Board, must establish long-term goals for the Company. The CEO formulates the Company's strategy, policies and proposed actions and presents them to the Board for approval. The Board brings objectivity and judgment to this process. The Board ultimately approves, on an annual basis, the strategic plan which takes into account, among other things, the opportunities and risks of the Company's business.
2.	The Board must identify and have an understanding of the principal risks associated with the Company's businesses and must ensure that appropriate systems are in place which effectively monitor and manage those risks.
3.	The Board must ensure that processes are in place to enable it to monitor and measure management's, and in particular the CEO's, performance in achieving the Company's stated objectives. These processes should include appropriate training, development and succession planning of management.
4.	To the extent feasible, the Board shall satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company.
5.	The Board must ensure that the necessary internal controls and management systems are in place that effectively monitor the Company's operations and ensure compliance with applicable laws, regulations and policies.
6.	The Board must monitor compliance with the Company's Code of Business Conduct and Ethics; and
7.	The Board must ensure the Company has adopted a communication policy which effectively communicates with and receives feedback from shareholders. The Board must also ensure that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public.

NON-DELEGABLE RESPONSIBILITIES

Pursuant to the Business Corporations Act (the "Act"), certain matters are considered to be of such importance, so as to warrant the attention of all Directors and, accordingly, the Act prescribes that the following matters either cannot be delegated or may only be delegated in a qualified or partial manner:

•	the submission of items to shareholders for their approval.
•	the filling of a vacancy among the directors or in the office of auditor.
•	the appointment of additional directors.
•	the issue of securities.
•	the declaration of dividends.
•	the purchase, redemption or other acquisition of the Company's own shares.
•	the payment of certain commissions prescribed by the Act.
•	the approval of a management proxy circular.
•	the approval of annual financial statements.
•	the adoption, amendment or repeal of by-laws.

CUSTOMARY BOARD MATTERS

The following typifies matters customarily considered by the Board in fulfilling its responsibility for stewardship of the Company. The Board may determine it appropriate to delegate certain of these matters to committees of the Board:

•	the appointment of officers, other than executive officers;
•	adopting a process to consider the competencies and skills the Board, as a whole, should possess and assess the competencies and skills of each Board member and consider the appropriate size of the Board, with a view to facilitating effective decision-making;
•	determining the remuneration of directors and auditors;
•	reviewing and recommending to shareholders, changes to capital structure;
•	approving the Company's long-term strategy and the annual capital expenditure plan of the Company and its subsidiaries and where appropriate any supplementary capital plan;
•	approving banking, borrowing and investment policies;
•	determining dividend policy;
•	developing the Company's approach to corporate governance including, without limitation, developing a set of corporate governance principles and guidelines;
•	approving the holding, location and date of meetings of shareholders;

•	appointment of members to committees of the Board of Directors and approving terms of reference for and the matters to be delegated to such committees;
•	granting any waivers from the Company's Code of Business Conduct and Ethics for the benefit of the Company's directors or executive officers;
•	granting and delegating authority to designated officers and employees including the authority to commit capital, open bank accounts, sign bank requisitions and sign contracts, documents and instruments in writing;
•	determining the number of directors and recommending nominees for election by the shareholders;
•	approving amendments to the Company's existing plans: Stock Option Plan, employee benefits plans, or such other plans as the Company approves from time to time;
•	approving the acquisition or disposition or certain corporate assets; and
•	appointing the Company's transfer agents and registrars.

BOARD COMMITTEES

The Board of Directors has the authority to appoint a committee or committees of the Board and may delegate powers to such committees (with the exceptions prescribed by the Act). The matters to be delegated to committees of the Board and the constitution of such committees are assessed annually or more frequently as circumstances require. The following committees have been constituted:

1.	the Audit Committee, to deal with financial reporting and control systems;
2.	the Compensation Committee, to deal with the assessment of management and succession to key positions and compensation within the Company;
3.	the Disclosure Committee, to deal with the Company's approach to disclosure and the promotion of compliance; and
4.	the Corporate Governance Committee, to deal with the Company's approach to corporate governance and the promotion of compliance.

COMPOSITION & PROCEDURE

The Board of Directors is elected annually by shareholders. The number of Directors to be elected at shareholders meetings is fixed by the by-laws. While the election of directors is ultimately determined by the shareholders, it is the policy of the Board that a majority of the Directors be independent (as defined under applicable stock exchange rules and securities laws).

The Chairman of the Board presides as Chair at all meetings of the Board and shareholders of the Company. The Corporate Secretary or the Recording Secretary attends all meetings of the Board and shareholders and records the proceedings thereof. The Corporate Secretary prepares and keeps minutes and records of all meetings of the Board.

Meetings of the Board of Directors, including telephone conference meetings, are to be held at such time and place as the Chairman of the Board, or any two Directors, may determine. Notice of meetings shall be given to each Director in accordance with the by-laws. Meetings of the Board of Directors may be held without formal notice if all of the Directors are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

Notice of meeting may be delivered personally, given by mail, facsimile or other electronic means of communication.

Each Board member is expected to attend Board meetings and meetings of committees of which he or she is a member and to become familiar with deliberations and decisions as soon as possible after any missed meetings. In that regard, members of the Board are expected to prepare for Board (and committee) meetings by reviewing meeting materials distributed to members of the Board, to the extent feasible, in advance of such meetings. Matters of a confidential or sensitive nature may be discussed at Board (or committee) meeting without advance distribution of meeting materials to members of the Board. It is expected that members of the Board will actively participate in determining and setting the long and short-term goals and interests of the Company.

In recognition of its independence, the Board shall regularly hold discussions without management present.

A resolution in writing signed by all the Directors entitled to vote on that resolution at a meeting of the Directors is as valid as if it had been passed at a meeting of the Directors. A copy of any such resolution in writing is kept with the minutes of the proceedings of the Directors.

At meetings of the Board, any matter requiring a resolution of the Directors is decided by a majority of the votes cast on the question; and in the case of an equality of votes, the Chair of the meeting is entitled to a second or casting vote.

The Board shall ensure that there is a process in place for annually evaluating the effectiveness of the Board, the committees of the Board and individual directors.

COMPENSATION

No Director, unless he or she is an officer of the Company, should receive remuneration from the Company other than compensation received in his or her capacity as a Director.